UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103

(1)	Names of reporting persons The Frost Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 20,091,062 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 20,091,062 shares
(11)	Aggregate amount beneficially owned by each reporting person 20,091,062 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.5%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 68375N103

(1)	Names of reporting persons Frost Gamma Investments Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 154,359,797 shares*
	(8)	Shared voting power 20,091,062 shares
	(9)	Sole dispositive power 154,359,797 shares*
	(10)	Shared dispositive power 20,091,062 shares
(11)	Aggregate amount beneficially owned by each reporting person 174,450,859 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 38.8%
(14)	Type of reporting person (see instructions) OO

*	Does not include options to acquire 1,056,574 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days. Does not include approximately 1,025,750 shares of Common Stock underlying 7,250 of the Company’s 3% Convertible Senior Notes due 2033 (the “Notes”). If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

CUSIP No. 68375N103

(1)	Names of reporting persons Phillip Frost, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 157,428,748 shares*
	(8)	Shared voting power 22,942,892 shares**
	(9)	Sole dispositive power 157,428,748 shares*
	(10)	Shared dispositive power 22,942,892 shares**
(11)	Aggregate amount beneficially owned by each reporting person 180,371,640 shares***
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 40.0%
(14)	Type of reporting person (see instructions) IN

*	Includes options to acquire 1,056,574 shares of Common Stock, which are exercisable within the next 60 days. Does not include approximately 1,025,750 shares of Common Stock underlying 7,250 of the Company’s Notes. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.
**	Includes 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife.
***	Includes 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife. Also includes options to acquire 1,056,574 shares of Common Stock, which are exercisable within 60 days. Does not include approximately 1,025,750 shares of Common Stock underlying 7,250 of the Company’s Notes. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

CUSIP No. 68375N103

This Amendment No. 13 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 7,520,900 shares of Common Stock, for investment purposes, in a series of transactions from September 19, 2013 to February 13, 2015, at prices ranging from $7.3397 to $13.80 per share for an aggregate purchase price of $65,473,853. The source of funds used in the transactions from September 19, 2013 to February 13, 2015 was working capital of Gamma Trust.

On July 28, 2014, Gamma Trust exercised warrants with an exercise price of $2.48 per share issued by the Company on September 18, 2009 into 630,048 shares of Common Stock.

On November 12, 2014, Gamma Trust exercised warrants with an exercise price of $.0019 per share issued by the Company on May 8, 2008 into 210,821 shares of Common Stock.

On January 31, 2015, Gamma Trust exercised warrants with an exercise price of $.0019 per share issued by the Company on May 8, 2008 into 210,821 shares of Common Stock. The Company withheld 34 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 210,787 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.6728 per share issued by the Company on March 27, 2007 into 3,080,529 shares of Common Stock. The Company withheld 175,990 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 2,904,539 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.6728 per share issued by the Company on May 8, 2008 into 115,045 shares of Common Stock. The Company withheld 6,573 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 108,472 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.6728 per share issued by the Company on July 30, 2008 into 64,242 shares of Common Stock. The Company withheld 3,670 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 60,572 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.8473 per share issued by the Company on March 27, 2007 into 3,080,530 shares of Common Stock. The Company withheld 221,636 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 2,858,894 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.8473 per share issued by the Company on May 8, 2008 into 115,045 shares of Common Stock. The Company withheld 8,277 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 106,768 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.8473 per share issued by the Company on July 30, 2008 into 64,242 shares of Common Stock. The Company withheld 4,622 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 59,620 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $1.0466 per share issued by the Company on March 27, 2007 into 3,080,530 shares of Common Stock. The Company withheld 273,769 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 2,806,761 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $1.0466 per share issued by the Company on May 8, 2008 into 115,046 shares of Common Stock. The Company withheld 10,224 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 104,822 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $1.0466 per share issued by the Company on July 30, 2008 into 64,242 shares of Common Stock. The Company withheld 5,709 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 58,533 shares of Common Stock.

CUSIP No. 68375N103

On December 13, 2013, Dr. Frost exercised stock options with an exercise price of $1.16 per share issued by the Company on May 5, 2009 into 350,000 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $1.65 per share issued by the Company on April 28, 2008 into 300,000 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $2.36 per share issued by the Company on April 14, 2010 into 337,500 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $4.88 per share issued by the Company on May 3, 2007 into 1,000,000 shares of Common Stock.

On July 28, 2014, Dr. Frost exercised stock options with an exercise price of $0.66 per share issued in connection with the Company’s acquisition of PROLO Biotech, Inc. on August 29, 2013 into 24,877 shares of Common Stock.

On January 31, 2015, Frost Group exercised warrants with an exercise price of $.0019 per share issued by the Company on March 27, 2007 into 81,085 shares of Common Stock. The Company withheld 13 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 81,072 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.3854 per share issued by the Company on March 27, 2007 into 648,700 shares of Common Stock. The Company withheld 21,523 shares of Common Stock at a price of $11.616 in payment of the exercise price. Frost Group received 627,177 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.4984 per share issued by the Company on March 27, 2007 into 4,000,000 shares of Common Stock. The Company withheld 169,284 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 3,830,716 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.6728 per share issued by the Company on March 27, 2007 into 22,124 shares of Common Stock. The Company withheld 1,264 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 20,860 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.8473 per share issued by the Company on March 27, 2007 into 22,124 shares of Common Stock. The Company withheld 1,592 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 20,532 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $1.0466 per share issued by the Company on March 27, 2007 into 22,125 shares of Common Stock. The Company withheld 1,966 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 20,159 shares of Common Stock.

The Common Stock acquired through stock option exercises and warrant exercises are being held for investment purposes by Dr. Frost, Frost Gamma, and Frost Group.

CUSIP No. 68375N103

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 7,520,900 shares of Common Stock, for investment purposes, in a series of transactions from September 19, 2013 to February 13, 2015, at prices ranging from $7.3397 to $13.80 per share for an aggregate purchase price of $65,473,853. The source of funds used in the transactions from September 19, 2013 to February 13, 2015 was working capital of Gamma Trust.

On July 28, 2014, Gamma Trust exercised warrants with an exercise price of $2.48 per share issued by the Company on September 18, 2009 into 630,048 shares of Common Stock.

On November 12, 2014, Gamma Trust exercised warrants with an exercise price of $.0019 per share issued by the Company on May 8, 2008 into 210,821 shares of Common Stock.

On January 31, 2015, Gamma Trust exercised warrants with an exercise price of $.0019 per share issued by the Company on May 8, 2008 into 210,821 shares of Common Stock. The Company withheld 34 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 210,787 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.6728 per share issued by the Company on March 27, 2007 into 3,080,529 shares of Common Stock. The Company withheld 175,990 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 2,904,539 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.6728 per share issued by the Company on May 8, 2008 into 115,045 shares of Common Stock. The Company withheld 6,573 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 108,472 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.6728 per share issued by the Company on July 30, 2008 into 64,242 shares of Common Stock. The Company withheld 3,670 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 60,572 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.8473 per share issued by the Company on March 27, 2007 into 3,080,530 shares of Common Stock. The Company withheld 221,636 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 2,858,894 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.8473 per share issued by the Company on May 8, 2008 into 115,045 shares of Common Stock. The Company withheld 8,277 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 106,768 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $.8473 per share issued by the Company on July 30, 2008 into 64,242 shares of Common Stock. The Company withheld 4,622 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 59,620 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $1.0466 per share issued by the Company on March 27, 2007 into 3,080,530 shares of Common Stock. The Company withheld 273,769 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 2,806,761 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $1.0466 per share issued by the Company on May 8, 2008 into 115,046 shares of Common Stock. The Company withheld 10,224 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 104,822 shares of Common Stock. Gamma Trust also exercised warrants with an exercise price of $1.0466 per share issued by the Company on July 30, 2008 into 64,242 shares of Common Stock. The Company withheld 5,709 shares of Common Stock at a price of $11.777 in payment of the exercise price. Gamma Trust received 58,533 shares of Common Stock.

CUSIP No. 68375N103

On December 13, 2013, Dr. Frost exercised stock options with an exercise price of $1.16 per share issued by the Company on May 5, 2009 into 350,000 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $1.65 per share issued by the Company on April 28, 2008 into 300,000 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $2.36 per share issued by the Company on April 14, 2010 into 337,500 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $4.88 per share issued by the Company on May 3, 2007 into 1,000,000 shares of Common Stock.

On July 28, 2014, Dr. Frost exercised stock options with an exercise price of $0.66 per share issued in connection with the Company’s acquisition of PROLO Biotech, Inc. on August 29, 2013 into 24,877 shares of Common Stock.

On January 31, 2015, Frost Group exercised warrants with an exercise price of $.0019 per share issued by the Company on March 27, 2007 into 81,085 shares of Common Stock. The Company withheld 13 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 81,072 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.3854 per share issued by the Company on March 27, 2007 into 648,700 shares of Common Stock. The Company withheld 21,523 shares of Common Stock at a price of $11.616 in payment of the exercise price. Frost Group received 627,177 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.4984 per share issued by the Company on March 27, 2007 into 4,000,000 shares of Common Stock. The Company withheld 169,284 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 3,830,716 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.6728 per share issued by the Company on March 27, 2007 into 22,124 shares of Common Stock. The Company withheld 1,264 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 20,860 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $.8473 per share issued by the Company on March 27, 2007 into 22,124 shares of Common Stock. The Company withheld 1,592 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 20,532 shares of Common Stock. Frost Group also exercised warrants with an exercise price of $1.0466 per share issued by the Company on March 27, 2007 into 22,125 shares of Common Stock. The Company withheld 1,966 shares of Common Stock at a price of $11.777 in payment of the exercise price. Frost Group received 20,159 shares of Common Stock.

The Common Stock acquired through stock option exercises and warrant exercises are being held for investment purposes by Dr. Frost, Frost Gamma, and Frost Group.

In the last 60 days prior to the filing of this Amendment No. 13, Gamma Trust has acquired a total of 511,700 shares of Common Stock purchased on the open market at prices ranging from $9.37 to $13.80 per share and 9,279,768 shares of Common Stock upon the exercise of warrants on January 31, 2015. Frost Group has acquired 4,600,516 shares of Common Stock upon the exercise of warrants on January 31, 2015.

The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 68375N103

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Frost Group beneficially owns 20,091,062 shares of Common Stock. The 20,091,062 shares of Common Stock beneficially owned by Frost Group constitute approximately 4.5% of the Issuer’s outstanding shares of Common Stock, based upon 450,091,969 shares of Common Stock outstanding as of January 31, 2015 and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.

Gamma Trust directly beneficially owns 154,359,797 shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group. The 174,450,859 total shares of Common Stock beneficially owned by Gamma Trust constitute 38.8% of the Issuer’s outstanding shares of Common Stock, based upon 450,091,969 shares of Common Stock outstanding as of January 31, 2015, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 154,359,797 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,091,062 shares of Common Stock owned by Frost Group.

In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, has 2,851,830 shares of OPKO Common Stock. Dr. Frost also has 1,056,574 options to purchase the Company’s Common Stock, which are exercisable within 60 days of this filing and directly beneficially owns 2,012,377 shares of the Company’s Common Stock. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group and the 154,359,797 shares of Common Stock beneficially owned by Gamma Trust. The 180,371,640 shares of Common Stock beneficially owned by Dr. Frost constitute 40% of the Issuer’s outstanding shares of Common Stock, based upon 450,091,969 shares of Common Stock outstanding as of January 31, 2015, and calculated in accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 157,428,748 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,091,062 shares of Common Stock owned by Frost Group and 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc.

For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 13, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Frost Group, LLC

February 17, 2015	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Vice President

Frost Gamma Investments Trust

February 17, 2015	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

February 17, 2015	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title	Phillip Frost, M.D., Individually